UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2018

COMMISSION FILE NUMBER: 000-22216

NORZINC LTD.

Suite 1710 - 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit Number	Description
99.1	News Release dated September 11, 2018 - Canadian Zinc Changes Name To NorZinc Ltd. Begins Trading On TSX Under Symbol "NZC"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORZINC CORPORATION

Date: September 11, 2018	By:	/s/ Don MacDonald
Don MacDonald
Chief Executive Officer